March 17, 2017

Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

Securities and Exchange Commission

Washington, DC 20549

Re: Trans World Entertainment Corporation Form 10-K for Fiscal Year Ended January 30, 2016 Filed April 14, 2016 Form 10-Q for Fiscal Quarter Ended October 29, 2016 Filed December 8, 2016 Form 8-K Amendment Filed December 28, 2016 File No. 000-14818

Dear Ms. Thompson:

This letter is submitted on behalf of Trans World Entertainment (“Trans World Entertainment” or the “Company”) in response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Company dated March 6, 2017. For your convenience the Staff’s comment and the response thereto are set forth below.

Form 10-K for Fiscal Year Ended January 30, 2016

Financial Statements

Notes to Financial Statements

Gift Card Breakage

1. Based on your response to comment 1, it appears that you ceased disclosing an accounting policy related to gift card breakage income and you ceased quantifying such income because it represented less than 1% of net sales for the year ended January 30, 2016 (Fiscal 2015). Given that gift card breakage income has no incremental associated expenses and therefore disproportionately impacts your profitability measures, we do not believe it is appropriate to base your determinations of materiality solely on net sales; thus it remains unclear to us that disclosure of the impact of gift card breakage income on your financial statements is not material to your investors. To help us better understand your response, please respond to the following:

•	Please tell us the amount of gift card breakage income that you recognized in each of Fiscal 2015 and Fiscal 2016, or the most recent interim period in Fiscal 2016 for which you have this information.

•	Please tell us what percentage of operating income and pre-tax income were comprised of gift card breakage income for each of these periods.

•	Since it appears you believe you are undergoing an extended period in which your results will only be “slightly better than ‘break-even’” and you do not expect a significant shift in profitability for the next few years, please tell us in more detail why you believe information about gift card breakage income would not become more important to your investors during this period of lower profitability and would not warrant continued disclosure in your filings.

Company Response:

The Company recorded breakage on its gift cards for Fiscal 2016 and 2015 in the amount of $0.4 million and $1.1 million, respectively. The gift card breakage represented 9.6% of the Company’s operating loss for Fiscal 2016 and 24.3% of operating income for Fiscal 2015. In addition, gift card breakage represented 10.3% of pre-tax loss for Fiscal 2016 and 38.7% of pre-tax income for Fiscal 2015.

As noted in our February 7, 2017 response, the Company ceased disclosing an accounting policy specific to gift card breakage income and ceased quantifying such income within that accounting policy because it represented less than 1% of net sales for the year ended January 30, 2016 (Fiscal 2015).  However, within management’s Selling, General and Administrative (SG&A) Expenses policy footnote, the Company has included gift card breakage as a component of miscellaneous income (a total of $8.3 million, $6.1 million and $6.1 million for Fiscal 2015, Fiscal 2014, and Fiscal 2013, respectively).

We have disclosed the impact of gift card breakage income as a component of miscellaneous income within our SG&A policy disclosure. However, we acknowledge that investors may find additional disclosures specific to gift card breakage useful in their review of our consolidated financial statements. Therefore, the Company will include a separate accounting policy disclosure for gift cards in its upcoming 10-K and all future filings similar to what had been disclosed in previous years.

A draft of that accounting policy footnote for Fiscal 2016 is as follows:

Gift Cards: The Company offers gift cards for sale. A deferred income account, which is included in deferred revenue in the Consolidated Balance Sheets, is established for gift cards issued. The deferred income balance related to gift cards was $2.0 million, $2.3 million and $3.3 million at the end of Fiscal 2016, 2015 and 2014, respectively. When gift cards are redeemed at the store level, revenue is recorded and the related liability is reduced. Breakage is estimated based on the historical relationship of the redemption of gift cards redeemed to gift cards sold, over a certain period of time. The Company has the ability to reasonably and reliably estimate gift card liability based on historical experience with redemption rates associated with a large volume of homogeneous transactions, from a period of more than ten years. The Company’s estimate is not susceptible to significant external factors and the circumstances around purchases and redemptions have not changed significantly over time. The Company recorded breakage on its gift cards for Fiscal 2016, 2015 and 2014 in the amount of $0.4 million, $1.1 million and $0.7 million, respectively. Gift card breakage is recorded as a reduction of SG&A expenses.

Please contact the undersigned (telephone number 518-452-1242) as soon as practicable with any questions or further comments you may have concerning this matter with a copy to the parties mentioned below. Your assistance in this matter is greatly appreciated.

Very Truly Yours,
/s/ John Anderson
John Anderson
Chief Financial Officer

CC:	Timothy White, KPMG LLP via email tgwhite@kmpg.com John Schuster, Cahill Gordon & Reindel LLP via fax (212) 378-2332